UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Six Months ended June 30, 2016 Financial Results

On August 9, 2016, Nabriva Therapeutics AG (the “Company”) issued a press release providing a development update and reporting its financial results for the three months and six months ended June 30, 2016. A copy of the press release is attached hereto as Exhibit 99.1.

Employment Agreements

In the second quarter of 2016, the Company entered into a new employment agreement with Gary Sender, its Chief Financial Officer, and entered into amended employments agreements with each of its other executive officers, including Colin Broom, its Chief Executive Officer, Elyse Seltzer, its Chief Medical Officer, Steven Gelone, its Chief Development Officer, and Peter Wolf, its General Counsel.  The employment agreements of Gary Sender, Colin Broom, Elyse Seltzer, Steven Gelone and Peter Wolf are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

The information contained in Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom Chief Executive Officer

Date: August 9, 2016

2

EXHIBIT INDEX

Exhibit Number	Description
10.1	Amended and Restated Employment Agreement dated June 17, 2016 by and between the Company and Colin Broom
10.2	Employment Agreement dated May 2, 2016 by and between the Company and Gary Sender
10.3	Amended and Restated Employment Agreement dated May 26, 2016 by and between the Company and Elyse Seltzer
10.4	Amended and Restated Employment Agreement dated May 26, 2016 by and between the Company and Steven Gelone
10.5	Amended and Restated Employment Agreement dated May 26, 2016 by and between the Company and Peter Wolf
99.1	Press Release dated August 9, 2016

3